Limbach Holdings, Inc.

1251 Waterfront Place, Suite 201

Pittsburgh, Pennsylvania 15222

August 2, 2019

VIA EDGAR

Mr. Sergio Chinos, Staff Attorney

Mr. Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Limbach Holdings, Inc.
Registration Statement on Form S-3
Filed June 27, 2019, as amended July 25, 2019
File No. 333-232406

Dear Messrs. Chinos and Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Limbach Holdings, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EDT on Tuesday, August 6, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Charles A. Bacon, III
Charles A. Bacon, III, Chief Executive Officer

cc:	Cozen O’Connor Winston & Strawn LLP